# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluerock Homes Trust, Inc., CIK 0001903382
CUSIP: 09631H100
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 32ND FLOOR, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001624012

## Reporting persons
- Sanda Par Olof: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 570,749; sole dispositive power 570,749; aggregate amount beneficially owned 570,749 (14.1% of the class)
  Comment: Amounts beneficially owned as of December 31, 2025, are based on the total number of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Form 10-Q filed on November 6, 2025. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Sand Capital. The Issuer also has 8,489 shares of Class C Common Stock outstanding which are entitled to 50 votes per share.
- SAND CAPITAL ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 504,922; sole dispositive power 504,922; aggregate amount beneficially owned 504,922 (12.5% of the class)
  Comment: Amounts beneficially owned as of December 31, 2025, are based on the total number of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Form 10-Q filed on November 6, 2025. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Sand Capital. The Issuer also has 8,489 shares of Class C Common Stock outstanding which are entitled to 50 votes per share.

## Item 1. Issuer
Name of issuer: Bluerock Homes Trust, Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 32ND FLOOR, NEW YORK, NEW YORK, 10105.

## Item 2. Person Filing
Name of person filing: Par Sanda, Sand Capital Associates, LLC ("Reporting Persons")
Address of principal business office or, if none, residence:
Par Sanda
501 N. Birch Rd., Unit 3
Fort Lauderdale, FL 33304

Sand Capital Associates, LLC
501 N. Birch Rd., Unit 3
Fort Lauderdale, FL 33304
Citizenship:
Par Sanda
United States of America

Sand Capital Associates, LLC
State of Florida, United State of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sanda Par Olof: /s/ Par Olof Sanda, Individual (02/10/2026)
- SAND CAPITAL ASSOCIATES LLC: /s/ Par Olof Sanda, Managing Member of Sand Capital Associates, LLC (02/10/2026)